[LETTERHEAD OF MORRISON & FOERSTER LLP OMITTED]

May 24, 2006

Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	Delta Financial Corporation (File No. 333-133462)
Amendment No. 1 to Registration Statement on Form S-3

Dear Mr. Windsor:

     We enclose herewith, on behalf of Delta Financial Corporation (the “Company”), Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”), together with responses to the comment raised by the Staff in its comment letter dated May 15, 2006. Amendment No. 1 incorporates responses to the Staff’s comment. Below we have noted the Staff’s comment in bold face type and the response in regular type. Page number references are to the copy of Amendment No. 1.

Selling Stockholders, page 22

     1.      Please advise the staff whether or not any of your selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers, please identify if they received the stock as compensation. If not, revise to clarify that the broker-dealers may be deemed underwriters.

              For any selling stockholders that are affiliates of broker-dealers, revise to confirm that the seller purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

               If not, please revise to state that such selling stockholders may be deemed underwriters.

     The Company has revised the disclosure on pages 24 and 25 to identify any selling stockholders that are affiliates of broker-dealers and to clarify that broker-dealers may be deemed underwriters. To the Company’s knowledge, after due inquiry, none of the selling stockholders are broker-dealers.

     The Company has revised the disclosure on pages 24 and 25 to confirm that each selling stockholder, including each selling stockholder that is an affiliate of a broker-dealer, acquired the shares in the ordinary course of its business and for its own account with no present intention of distributing any of such shares or any arrangement or understanding with any other persons regarding the distribution of such shares. The Company also has noted that a number of the broker-dealer affiliates that purchased shares are investment advisers and purchased shares on behalf of accounts for which they exercise discretionary control; all such purchases also were made in the ordinary course of their advisory business and without a view toward effecting a distribution.

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     We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 212-336-8646.

Sincerely,

/s/ Elizabeth C. Duffy

Elizabeth C. Duffy

cc:	Timothy Geishecker, Esq.
Marc E. Miller, Esq.
Lloyd S. Harmetz, Esq.
James R. Tanenbaum, Esq.